March 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asen Parachkevov

RE:	Freedom Capital Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (SEC File No. 333-202461)

Dear Mr. Parachkevov:

On behalf of Freedom Capital Corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933 (the “Securities Act”) Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-202461) (the “Registration Statement”). The Registration Statement relates to the continuous offering of the Company’s Shares under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement (File No. 333-202461) declared effective on September 9, 2015, except for the updating of financial information, the minimum offering requirement and certain disclosures revisions in response to comments from state securities examiners.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me

Sincerely Yours, /s/ Owen J. Pinkerton Owen J. Pinkerton

Cc:	Jeffrey M. McClure

Phone: 202.408.5153 | www.mmmlaw.com

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